SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
         13d-1(b) (c), and (d) and AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)
                               (Amendment No. 1)1

                               Draxis Health Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   26150J 10 1
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                                 (CUSIP Number)

                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)


Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)




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     1    The  remainder  of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 26150J 10 1                                   Page  2  of  6   Pages
          -----------                                         -      -
---------------------                                   ------------------------
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1                              NAME OF REPORTING PERSON
                               S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE
                               PERSON (ENTITIES ONLY)

                               Neil Gagnon
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2                              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a) [ ]
                                         (b) [X]
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3                              SEC USE ONLY

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4                              CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States of America
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                       5       SOLE VOTING POWER

                               950,789
                       ---------------------------------------------------------
      NUMBER OF        6       SHARED VOTING POWER
       SHARES
    BENEFICIALLY               509,850
      OWNED BY         ---------------------------------------------------------
        EACH           7       SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                  894,019
        WITH           ---------------------------------------------------------
                       8       SHARED DISPOSITIVE POWER

                               1,932,911
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9                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                       REPORTING PERSON

                       2,826,930
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10                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                       CERTAIN SHARES* [   ]
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11                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       7.6%
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12                     TYPE OF REPORTING PERSON*

                       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)    Name of Issuer:

         Draxis Health Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

         6870 Goreway Drive
         2nd Floor
         Mississauga, Ontario L4V1P1
         Canada

Item 2(a)    Name of Person Filing:

         Neil Gagnon

Item 2(b)    Address of Principal Business Office or, if none, Residence:

         1370 Avenue of the Americas
         Suite 2002
         New York, NY 10019

Item 2(c)    Citizenship:

         United States of America

Item 2(d)    Title of Class of Securities:

         Common Stock

Item 2(e)    CUSIP Number:

         26150J 10 1

Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)or (c), Check Whether the Person Filing is a:

        Not Applicable

Item 4   Ownership.

Item 4(a)    Amount Beneficially Owned:

          As of December 31, 2003, Neil Gagnon beneficially owned 2,826,930 shares of Common Stock of Draxis Health Inc., which amount includes (i) 585,178 shares beneficially owned by Mr. Gagnon over which he has sole voting and dispositive power; (ii) 55,405 shares beneficially owned by Mr. Gagnon over which he has sole voting power and shared dispositive power; (iii) 279,215 shares beneficially owned by Lois Gagnon, Mr. Gagnon's wife, over which he has shared voting and shared dispositive power; (iv) 11,085 shares held by Mr. Gagnon and Mrs. Gagnon as Joint Tenants with Rights of Survivorship, over which he has shared voting and shared dispositive power; (v) 115,215 shares held by the Lois E. and Neil E. Gagnon Foundation (the "Foundation"), of which Mr. Gagnon is a trustee and over which he has shared voting and shared dispositive power; (vi) 104,335 shares held by the Gagnon Family Limited Partnership (the "Partnership") of which Mr. Gagnon is a partner and over which he has shared voting and shared dispositive power;
(vii) 83,640 shares held by the Gagnon Grandchildren Trust (the "Trust") over which Mr. Gagnon has shared dispositive but no voting power; (viii) 305,566 shares held by a hedge fund (of which Mr. Gagnon is a general partner) over which Mr. Gagnon has sole dispositive and sole voting power; (ix) 3,275 shares held by the Gagnon Securities LLC P/S Plan (the "Plan") (of which Mr. Gagnon is a Trustee) over which Mr. Gagnon has sole dispositive and sole voting power; (x) 1,365 shares held by the Plan over which Mr. Gagnon has shared dispositive and sole voting power; and (xi) 1,282,651 shares held for certain customers of Gagnon Securities LLC (of which Mr. Gagnon is the Managing Member and the principal owner) over which Mr. Gagnon has shared dispositive but no voting power.

Item 4(b)    Percent of Class:

          7.6% beneficially owned by Mr. Gagnon. Calculation of percentage of beneficial ownership is based on 37,098,000 shares of Issuer's Common Stock outstanding on December 31, 2003 as reported by the Issuer.

Item 4(c)    Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote: 950,789

     (ii)  shared power to vote or to direct the vote: 509,850

     (iii) sole power to dispose or to direct the disposition of: 894,019

     (iv)  shared power to dispose or to direct the disposition of: 1,932,911

Items 5-9.   Not applicable.

          Filing of this statement by the Reporting Person shall not be deemed an admission that he beneficially owns the securities reported herein as held in customer accounts at Gagnon Securities LLC or by the Foundation, the Partnership, the Trust or the Plan. Mr. Gagnon expressly disclaims beneficial ownership of all securities held in such customer accounts or by the Foundation, the Partnership, the Trust or the Plan. No single client's interest as reported in the customer accounts at Gagnon Securities LLC exceeds 5% of the outstanding Common Stock.

Item 10      Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 12, 2004
                                                --------------------------
                                                Date


                                                /s/ Neil Gagnon
                                                --------------------------
                                                Neil Gagnon